

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   December 8, 2008

George R. Aylward, Jr.
Chief Executive Officer
Virtus Investment Partners, Inc.
56 Prospect Street
Hartford, Connecticut 06102

> **Re:** **Virtus Investment Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed November 14, 2008**
> **File No. 001-10994**

Dear Mr. Aylward:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 5

Summary of the Spin-Off, page 11

1. We note that you are distributing share purchase rights. In the text following "Securities to be distributed," please include a cross-reference to page 134. Also, in an appropriate place in the Prospectus Summary, please describe the Rights Agreement and its purpose, to thwart a takeover attempt.

2. In the text following "Description of indebtedness" on page 12, we note that you intend to obtain new third-party financing to pay down certain existing related party payables. In an appropriate place in the registration statement, please disclose the types of financing you will attempt to secure, the steps you will take to obtain this financing, and the likelihood of obtaining this financing.

Unaudited Pro Forma Consolidated Financial Data, page 35

3. Expand footnote 2 on page 38 to clarify whether the "new cost" column represents all costs management expects the company to incur to replace the services previously allocated by PNX, eliminated in the "expense sharing charge" column. As discussed in our prior comments, pro forma financial statements need

to be limited to reliably determinable information. However, please verify you are not removing entire allocations in the first column, while only adding in "new costs" that can be verified and factually supported. If this is the case, additional disclosure may be appropriate to clarify or the amounts removed in the "expense sharing charge" column may need to be reconsidered.

Pro Forma Adjusted Net Income Reconciliation Schedule, page 42

4. We note your response to comment 6 in our letter dated September 30, 2008. Please clarify whether restructuring and severance costs are possible in the near future, for example, in response to recent economic events, the loss of 26% of assets under management and the operating loss of $350 million during the nine months ending September 30, 2008. Explain how your consideration of this influences your assessment that the restructuring and severance costs referred to in your non-GAAP measure are unusual and non-recurring.

5. Please expand your disclosure surrounding both adjusted net income and EBITDA to provide greater detail of the material limitations of the financial measures. For example, the use of EBITDA as a liquidity measure has certain material limitations. The cash portion of interest expense and the income tax provision generally represent charges that may significantly affect funds available to use in operating, investing and financing activities. Depreciation, amortization, non-cash charges and impairment charges, though not directly affecting the current cash position, represent the wear and tear and reduction in value of the intangible assets, property, and other capital assets that permit you to generate revenue; these items may be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or relevant trends causing asset value changes. Similar disclosure appears appropriate with respect to your performance measure as the various costs removed are each a necessary element of your costs and ability to generate revenue.

6. Please explain your basis for the statement, "we believe that excluding the restructuring and severance charges best represents the Company's ongoing operating performance…" This statement implies the non-GAAP measure is superior to net income for this purpose.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

7. Please expand MD&A to provide a discussion of recent economic events, including the volatility and declines in the equity markets and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, investment products, recent redemptions and sales, expected trends, management's response for managing these events, potential future actions by management and other

detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the decline in assets under management and the global credit shortage, may affect sources of liquidity.

Liquidity and Capital Resources, page 61

8. We note your revised disclosure in response to comment 12 in our letter dated September 30, 2008. As previously requested, please also disclose the amount of equity the notes were converted into before PNX forgave the indebtedness associated with these notes.

Critical Accounting Estimates, page 64

Goodwill, page 64

9. We note your disclosure on page 65 that you obtained and weighted several estimates of fair value in connection with the third quarter test for goodwill. Please name your outside financial advisors who completed the recent discounted cash flow modeling valuations and the third party who conducted an independent valuation of your business.

10. For goodwill, please expand your disclosure to address the following:
    - Provide a description of each valuation method used to determine the fair value of your reporting unit, the material assumptions used in the valuation method, and the sensitivity of those assumptions. For discounted cash flows, such assumptions should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum. For a comparable business method, the assumptions would include the EBITDA multiple used.
    - You disclose you obtained and weighted several estimates of the fair value, "including" the three described on page 65. Please provide an explanation of the other estimates and methods and explain how they factored into your impairment analysis.
    - Provide an explanation of how you weighted the various estimates to calculate the impairment. Provide a sensitivity analysis illustrating how different weighting assumptions would impact the amount of impairment.
    - Provide a discussion and sensitivity analysis of how further declines in the equity market and other events would impact future financial statements through the impairment of remaining goodwill.
    Refer to Section 501.14 of the Financial Reporting Codification for guidance.

11. In your third quarter impairment testing of goodwill and other intangible assets, you "expanded the fair value estimations used in impairment testing to

incorporate other data including third party valuation analyses obtained from our financial advisors, discounted cash flow models and market transactions." Please tell us how the results of your revenue multiplier analysis compared with the third party valuations and the implications of your equity transaction. Explain how this will influence your selection of testing methods in the future. Provide a similar explanation for your testing of indefinite-lived intangible assets, which you expanded to include discounted cash flow models.

Indefinite-Lived Intangible Assets, page 65

12. For indefinite-lived intangible assets, please expand your disclosure to address the following:
    - You state you "expanded the fair value estimations used in impairment testing to incorporate discounted cash flow models." Please explain what you mean, including how many discounted cash flow models were used, the differences and respective assumptions of each discounted cash flow model, an explanation of how you weighted the results of the different methods to calculate the impairment, and a sensitivity analysis of how different weighting assumptions would impact the amount of the impairment.
    - You state, "any material changes to the key variables… could result in the Company recording an impairment on its remaining indefinite-lived intangible assets." Please provide a quantified sensitivity analysis for each significant assumption that clearly explains the potential impact on the financial statements.
    - It is not clear how the last paragraph in the section on indefinite-lived intangible assets on page 66, ("As of December 31, 2007…") is useful, and its conclusion about the excess fair value over book value appears obsolete and potentially confusing to investors, given the subsequent impairments.

Definite- Lived Intangible Assets, page 66

13. For definite-lived intangible assets, please expand your disclosure to address the following:
    - Provide a description of the material assumptions used in the valuation method, and the sensitivity of those assumptions.
    - Explain how your assessment of the useful life of intangible assets relating to institutional accounts is impacted by the decrease in the institutional assets under management from $11.2 billion to $5.9 billion in the nine months ending September 30, 2008, driven primarily by $5.5 billion in redemptions.
    - Clarify the impact of the $3.7 billion in redemptions from an insurance company on your testing.

- It is not clear how the last paragraph in the section on definite-lived intangible assets on page 67, ("Associated with these impairments…") is useful. It appears to address goodwill testing in the first quarter, and its conclusion appears obsolete and potentially confusing to investors, given its placement.

Revenue Recognition, Investment Management Fees, page 67

14. In response to comment 14 in our letter dated September 30, 2008, you indicate you will not provide certain disclosure regarding the methods used to determine the market value of the assets under management. You also removed disclosure on this topic from the latest amendment. You mention assets under management do not represent investments made by the company. However, investment management fee revenue is dependent on the value of assets under management, and it is not clear how this value is being determined for various assets, who contractually has primary responsibility for determining fair value, what the various characteristics and risks of the different fair value methods are, etc. Please explain why you do not believe this disclosure is material, useful information for investors. Tell us the criteria used to select the fair value method used and explain who is responsible for determining fair value for the various types of assets. Clarify the risks underlying the selection of the fair value method. Explain how recent economic events have affected your ability to determine the fair value of the assets you manage, as discussed on page 16. You state, "the majority of the securities in assets under management are highly-liquid exchange-traded securities." Please tell us the amount of assets under management and the related investment management fees determined by each of the fair value methods.

Accounting for Income Taxes, page 68

15. We note your valuation allowance appears to be limited to certain state deferred tax assets. Please provide a more detailed explanation as to how you determined it is more likely than not that you will realize Federal and other state deferred tax assets. In this regard, address each of the following points:
- Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
- Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realization of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.
- Disclose that any amount of deferred tax liabilities you are relying on in your assessment of the realization of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary

differences giving rise to the deferred tax assets.
Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial
Reporting Codification for guidance.

Institutional Accounts, page 77

16. In your added discussion of structured finance products on page 77, you state you earn investment management fees for managing the collateral of the CDOs and CLOs. Please expand this discussion to elaborate on your specific role as an asset manager in these transactions, the nature of the transactions (e.g. types of collateral), and specifically how recent market events have impacted your assets under management, your financial performance, your balance sheet, and your liquidity. Clarify the potential future risks from the effect of market conditions on your remaining products, e.g. reduced investment fees, potential impairments of assets, etc.

Transactions With Related Persons, page 91

17. Please disclose the amounts paid to Harris in 2007 based on the net profits earned on the Insight Funds. See Item 404(a)(3) of Regulation S-K.

Compensation of Executive Officers, page 92

2007 Annual Awards, page 98

18. In the table on page 99, we note that the Adjustment for PNX ROE Results for Mr. Aylward is $49,005. Please briefly explain how you calculated this figure.

Financial Statements, page F-1

19. Please tell us your plans to file a Form 10-Q for the period ending September 30, 2008. Your Form 10 became automatically effective August 29.

Note 3 – Merger, Acquisitions, Goodwill and Other Intangible Assets, page F-14

20. We have read your response and revised disclosure to comment 21 in our letter dated September 30, 2008. Please revise your disclosure to confirm, if true, that you do not believe it is probable or reasonably possible a liability has been incurred related to the Harris agreement.

Note 9 – Long-Term Debt, page F-19

21. Please revise the discussion of the notes payable to related parties to clarify when PNX forgave the $325 million and the amount of interest. From disclosure on

page 40, it appears the forgiveness was on December 31, 2007, and we note the contribution from parent on the statement of stockholder's equity of $385,900.

Note 4 – Contingent Liabilities, page F-36

22. We have read your response to comment 26 in our letter dated September 30, 2008. In your response you state that you are unable to assess whether it is probable, reasonably possible or remote that related losses could be material because you are currently engaged in the discovery process. Please revise your filing to include this statement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Gary I. Horowitz, Esq.
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, New York 10017